August 23, 2024

Kanat Mynzhanov
Chief Executive Officer
Tavia Acquisition Corp.
850 Library Avenue, Suite 204
Newark, DE 19711

       Re: Tavia Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 9, 2024
           Amendment No. 3 to Registration Statement on Form S-1
           Filed August 15, 2024
           File No. 333-280275
Dear Kanat Mynzhanov:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 30, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed August 9, 2024
General

1. We note that this registration statement purports to register both the issuance of convertible preferred shares upon the conversion of the Class P ordinary shares in connection with the business combination and subsequent conversions of the convertible preferred shares into Class A ordinary shares. However, you have provided little disclosure about what the post-business combination preferred or ordinary shares will
       actually represent. We also note your disclosures that the    terms of
the convertible
       preferred shares may be amended in connection with    the initial
business combination;
       that you    might also consider amending the terms of the convertible
preferred shares,
       including with respect to dividend rate or conversion price, if [you] believe it would make
 August 23, 2024
Page 2

       the consummation of the business combination more likely or reduce the number of public shares being redeemed in connection with such business
combination   ; and that the
       company retains the ability to pay dividends on the convertible preferred shares in kind at
       the combined company   s option. Although you have presented a
hypothetical conversion
       price and an example of conversion, it appears that these hypothetical disclosed situations could bear very little resemblance to the terms of the securities upon actual conversion. It therefore appears that at this time you are unable to provide material required information regarding the terms of the underlying convertible preferred shares and their conversion into Class A ordinary shares that investors would need to make an informed investment decision. Please either revise to address this concern or explain why you believe it is appropriate to include the convertible preferred securities in this registration statement given the potential changes to the terms of those securities before their issuance.
2. In addition, it appears that you contemplate listing the Class P ordinary shares prior to the issuance of the convertible preferred securities. It is therefore unclear how such listing
       would be permissible given that Nasdaq   s rules generally require that
for convertible
       securities, the underlying security must likewise be listed on the exchange. See, e.g.,
       Nasdaq Rule 5410. Please explain how the listing of the Class P ordinary shares would
       comport with the Nasdaq Global Market   s requirements for convertible
securities.
3. We note the revisions made in response to prior comment 3 and partially reissue. Please provide additional disclosure throughout the prospectus regarding the potential to change the conversion price, such as when first discussing the conversion feature of the convertible preferred shares on the cover page and when discussing on page 11 the offering structure and how it differs from a traditional SPAC. Please also add a separate risk factor and revise to discuss the risks presented to Class A ordinary shareholders, given the conversion ratio may be changed in connection with the initial business combination.
Cover Page

4. We note your response to prior comment 4 and reissue. While we note that you have provided the address of your agent for service of process, identification of a principal executive office is a requirement of Form S-1. Please also explain, in light of your statement that you do not maintain a physical office, why the company will pay $30,000 per month for office space, administrative and support services. Permitted Purchases of Our Securities, page 88

5. We note the representation relating to purchases of shares from public shareholders that
       "our registration statement/proxy statement filed for our initial business combination transaction would include a representation that any of our securities purchased by our sponsor, directors, executive officers, advisors or any of their affiliates would not be voted in favor of approving the business combination transaction." It is unclear how such representation would be consistent with the letter agreement filed as
Exhibit 10.1, which
       requires that such shareholders vote all shares held in favor of the business combination.
       Please reconcile or advise.
 August 23, 2024
Page 3
Officer and Director Compensation, page 104

6. Please disclose the founder shares the sponsor transferred to your independent directors in
       July 2024, as disclosed on page 8. See Item 402(r)(3) of Regulation S-K. Amendment No. 3 to Registration Statement on Form S-1 filed August 15, 2024
Item 16. Exhibits and Financial Statement Schedules, page II-1

7. Please amend to update your financial statements and related financial information. Refer to Rule 8-08 of Regulation S-X.
8. To the extent that the class A ordinary shares underlying the convertible preferred shares remain registered, see comment 1 above, please revise the opinion filed as Exhibit 5.1 to address whether the Class A ordinary shares underlying the convertible preferred shares underlying the Class P ordinary shares included as part of the units will be validly issued, fully paid, and non-assessable. For guidance, refer to Section II.B.1.f of Staff Legal
       Bulletin No. 19.

       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Jason Simon, Esq.